April 23, 2008	ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3700
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.319.7348
brikkers@foley.com EMAIL

CLIENT/MATTER NUMBER
038584-0119
Via EDGAR and Facsimile
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:	Whiting USA Trust I and Whiting Petroleum Corporation—
Registration Statement on Form S-1 and Form S-3, respectively (Reg. No. 333-147543)
Ladies and Gentlemen:
     On behalf of Whiting USA Trust I, a Delaware statutory trust (the “Trust”), and Whiting Petroleum Corporation, a Delaware corporation (“Whiting”) and the representative of the several underwriters (the “Representative”) in connection with the proposed initial public offering of the Trust’s units of beneficial interest in the Trust (the “Offering”), we are enclosing the following:
     1. The Trust and Whiting’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act; and
     2. An acceleration request pursuant to Rule 461 under the Securities Act relating to the above-referenced Registration Statement executed on behalf of the Representative, which includes a confirmation by the Representative of compliance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Offering.
     As indicated in the acceleration requests, it is respectfully requested that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on April 23, 2008, or as soon as is practicable thereafter.
     Should any questions arise in connection with this filing or to advise that the Registration Statement has been declared effective, please contact the undersigned at (414) 319-7348 or John K. Wilson at (414) 297-5642.

Very truly yours,
/s/ Benjamin F. Rikkers
Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation
Working Group
New York Stock Exchange
Gunjali Trikha

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE NEW YORK	ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Whiting USA Trust I	Whiting Petroleum Corporation
919 Congress Avenue, Suite 500	1700 Broadway, Suite 2300
Austin, Texas 78701	Denver, Colorado 80290-2300
(512) 236-6599	(303) 837-1661
April 21, 2008
Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Laura Nicholson

Re:	Whiting USA Trust I and Whiting Petroleum Corporation —
Registration Statement on Form S-1 / Form S-3 (Registration No. 333-107341)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrants hereby request that the above-referenced Registration Statement be declared effective at 4:00 P.M., Eastern Time, on April 23, 2008, or as soon as is practicable thereafter.
     The Registrants acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WHITING USA TRUST I By: WHITING PETROLEUM CORPORATION
By:	/s/ Bruce R. DeBoer
Bruce R. DeBoer
Vice President, General Counsel and Corporate Secretary

WHITING PETROLEUM CORPORATION
By:	/s/ Bruce R. DeBoer
Bruce R. DeBoer
Vice President, General Counsel and Corporate Secretary

April 21, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Whiting USA Trust I
Whiting Petroleum Corporation
Registration Statement on Form S-1/S-3
Registration No. 333-147543
Dear Sir or Madam:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Whiting USA Trust I and Whiting Petroleum Corporation for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on April 23, 2008 at 4:00 p.m., Washington time, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated April 11, 2008 (the “Preliminary Prospectus”) commenced April 14, 2008 and will continue through April 23, 2008. As of the date hereof, approximately 11,350 copies of the Preliminary Prospectus have been distributed to prospective underwriters, institutional investors, dealers and others. In addition, this will confirm that the undersigned will comply with, and that we have been informed by participating underwriters and dealers that they will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.
     The undersigned were advised on April 7, 2008 by the Corporate Finance Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

By:	Raymond James & Associates
By:	/s/ Kenneth M. Nelson
Name:	Kenneth M. Nelson
Title:	Managing Director